Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*   *   *

The following is a notice of relevant fact (hecho relevante) issued by Gas Natural SDG, S.A. relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management

This is an English translation of a Spanish relevant fact.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A., in compliance with Article 82 of Spanish Securities Law 24/1988 of July 28, hereby notifies the Spanish National Securities Commission (Comisión Nacional del Mercado de Valores) of the following

RELEVANT FACT

Gas Natural is not required to launch a public offer (OPA) for Enersis nor for Endesa Chile since, according to the legal reports that the company has, neither Spanish law on tender offers (OPA) nor Chilean law requires this measure.

Spanish tender offer (OPA) law requires that an offer be made if the intended acquisition is for a substantial interest in a company that publicly trades its shares on a Spanish stock exchange, i.e., in an official secondary securities market.

Even though shares of Enersis and Endesa Chile are traded on the securities trading platform called “Latibex”, this platform is not considered an “official secondary market”, but rather an “organized securities trading system.” In other words, it is not a “stock exchange”, and therefore Spanish tender offer (OPA) law does not apply.

The Spanish government has confirmed that “Latibex” is not a “regulated market” for purposes of Directive 93/22/EC, relating to Investment Services as it is not included on the list of “Regulated Markets” sent by Spain to the Member States of the European Union and the European Commission, pursuant to Article 16 of the above-mentioned directive, which includes all of the official secondary markets created pursuant to the Spanish Securities Law, as indicated by the Spanish National Securities Commission (Comisión Nacional del Mercado de Valores) (CNMV).

Moreover, Chilean law does not require Gas Natural to make a tender offer (OPA) for these companies because Enersis and its affiliates do not represent 75% or more of the value of the consolidated assets of Endesa.

GAS NATURAL SDG, S.A.

Av. Portal de l’Àngel, 22	Avenida de América, 38
08002 Barcelona	28028 Madrid

Tel.: 93 402 56 88 / 87	Tel.: 91 589 65 35
Fax: 93 402 58 62	Fax: 91 589 65 00

The Chilean law requiring that a public tender offer for shares (OPA) be made in the event of an acquisition of two-thirds or more of the shares of a Chilean company is not applicable either since Endesa’s interests in Enersis and Endesa Chile are, in both cases, less than two-thirds of the issued voting shares.

Barcelona, October 24, 2005